Exhibit 3.1

AMENDMENT

TO

FIFTH AMENDED AND RESTATED BYLAWS

OF

DUKE REALTY CORPORATION

This Amendment to the Fifth Amended and Restated Bylaws of Duke Realty Corporation, an Indiana corporation (the “Corporation”), is made effective as of June 11, 2022. Capitalized terms used in this Amendment but not defined herein shall have the meanings given to such terms in the Bylaws of the Corporation in existence as of the date hereof. The Bylaws of the Corporation are hereby amended by adding the following as new Article IX after existing Article VIII:

“ARTICLE IX

Forum for Adjudication of Disputes

Section 9.01. Forum. Consistent with the Indiana Business Corporation Law (the “IBCL”), unless the Corporation consents in writing to the selection of an alternative forum (an “Alternative Forum Consent”), the circuit or superior courts of the State of Indiana located in Marion County, Indiana, shall be the sole and exclusive forum for: (a) any derivative action or proceeding brought on behalf of the Corporation; (b) any action asserting a claim for breach of a fiduciary duty owed by any Director, officer, employee or agent of the Corporation; (c) any action asserting a claim arising pursuant to any provision of the IBCL, the Articles or these Bylaws (in each case, as may be amended from time to time); or (d) any action otherwise relating to the internal affairs of the Corporation; provided, however, that, in the event that the circuit or superior courts of the State of Indiana located in Marion County, Indiana, lack subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be the United States District Court for the Southern District of Indiana, Indianapolis Division, in all cases subject to the courts having personal jurisdiction over the indispensable parties named as defendants. Notwithstanding the foregoing, unless the Corporation provides Alternative Forum Consent, the United States District Court for the Southern District of Indiana, Indianapolis Division, shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Section 9.02. Personal Jurisdiction. If any action the subject matter of which is within the scope of Section 9.01 of these Bylaws is filed in a court other than in a court described in Section 9.01 of these Bylaws (such courts, the “Indiana Courts” and such action, a “Foreign Action”) in the name of any shareholder (including any beneficial owner), such shareholder shall be deemed to have consented to (a) the personal jurisdiction of the Indiana Courts in connection with any action brought in any such court to enforce Section 9.01 of these Bylaws and (b) having service of process made upon such shareholder in any such action by service upon such shareholder’s counsel in the Foreign Action as agent for such shareholder.

Section 9.03. Enforceability. Any person or entity purchasing or otherwise acquiring any interest in shares of stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article IX.”